EXHIBIT 21

SUBSIDIARIES OF SPARTAN MOTORS, INC.

Name of Subsidiary	Jurisdiction of Incorporation

Spartan Motors Chassis, Inc.	Michigan, United States

Luverne Fire Apparatus Co., Ltd.	South Dakota, United States

Quality Manufacturing, Inc.	Alabama, United States

Road Rescue, Inc.	Minnesota, United States

Spartan Motors Foreign Sales Corporation, Inc.	West Indies

Spartan de Mexico S.A. de C.V.	Mexico

Carpenter Industries, Inc. (57.6% interest)	Delaware, United States